# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INVESTCORP EUROPE ACQUISITION CORP I, CIK 0001857410
CUSIP: G4923T105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Cayman Islands (E9), KY1-1102
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037209
Filed by CIK 0001899648

## Reporting persons
- Europe Acquisition Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)
- Investcorp European Acquisition Splitter Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)
- Investcorp Cayman Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)
- Investcorp S.A.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)
- Investcorp Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)
- SIPCO Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,123,850; sole dispositive power 0; shared dispositive power 2,123,850; aggregate amount beneficially owned 2,123,850 (11.8% of the class)

## Item 1. Issuer
Name of issuer: INVESTCORP EUROPE ACQUISITION CORP I
Address of issuer's principal executive offices: Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102

## Item 2. Person Filing
Name of person filing:
Europe Acquisition Holdings Limited
Investcorp European Acquisition Splitter Limited
Investcorp Cayman Holdings Limited
Investcorp S.A.
Investcorp Holdings Limited
SIPCO Holdings Limited
Address of principal business office or, if none, residence: Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102
Citizenship:
Europe Acquisition Holdings Limited is a Cayman Islands exempted company.
Investcorp European Acquisition Splitter Limited is a Cayman Islands exempted company.
Investcorp Cayman Holdings Limited is a Cayman Islands exempted company.
Investcorp S.A. is a Cayman Islands exempted limited liability company.
Investcorp Holdings Limited is a Cayman Islands exempted company.
SIPCO Holdings Limited is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,123,850 Class A ordinary shares
Percent of class: 11.8
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 2,123,850 Class A ordinary shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition:
2,123,850 Class A ordinary shares

Europe Acquisition Holdings Limited (the "Sponsor") is the record holder of 2,123,850 Class A ordinary shares. Sponsor is directly controlled by Investcorp European Acquisition Splitter Limited ("Splitter"), which is directly controlled by Investcorp Cayman Holdings Limited ("ICHL"). Investcorp S.A. ("ISA") directly controls ICHL. Investcorp Holdings Limited ("IHL") directly controls ISA. SIPCO Holdings Limited ("SIPCO") may be deemed to indirectly control IHL through its control of a majority of the voting interests in a company that indirectly controls a majority of the voting interests in IHL. As such, Splitter, ICHL, ISA, IHL and SIPCO may be deemed to have beneficial ownership over the number of Class A ordinary shares held directly by the Sponsor. Each of the Sponsor, Splitter, ICHL, ISA, IHL and SIPCO disclaims beneficial ownership therein beyond their pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT 99.A - Joint Filing Agreement

## Signatures
- Europe Acquisition Holdings Ltd: /s/ Rohit Nanda, Rohit Nanda (12/27/2024)
- Investcorp European Acquisition Splitter Limited: /s/ Sadeq Habib, Sadeq Habib (12/27/2024)
- Investcorp Cayman Holdings Limited: /s/ Craig Sinfield-Hain, Craig Sinfield-Hain (12/27/2024)
- Investcorp S.A.: /s/ Abbas Rizvi, Abbas Rizvi (12/27/2024)
- Investcorp Holdings Ltd: /s/ Abbas Rizvi, Abbas Rizvi (12/27/2024)
- SIPCO Holdings Ltd: /s/ Abbas Rizvi, Abbas Rizvi (12/27/2024)